Exhibit 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Issuer”)

(Stock Code: 2628)

US$1,280,000,000 CORE TIER 2 CAPITAL SECURITIES (the “Securities”)

(Stock Code: 5540)

NOTICE ON COMPLETION OF REDEMPTION

Reference is made to the announcement of the Issuer dated 27 May 2020.

The Issuer is pleased to announce that it has redeemed in whole the Securities on 3 July 2020 (the “Redemption Date”), at the principal amount of the Securities together with any distribution accrued to but excluding the Redemption Date (including any arrears of distribution and any additional distribution amount).

As of the date of this announcement, there are no Securities in issue. Accordingly, the Issuer has made an application to The Stock Exchange of Hong Kong Limited for the withdrawal of the listing of the Securities. Such withdrawal of listing is expected to become effective upon the close of business on 14 July 2020.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 6 July 2020

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang

Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie